

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561   October 17, 2008

BY U.S. Mail and facsimile
Mr. Abdul Ladha
President
Ableauctions.com, Inc.
Suite 200 - 1963 Lougheed Highway, Coquitlam,
British Columbia, Canada V3K 3T8

      RE: Ableauctions.com, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed: October 10, 2008
          File no.1-15931

Dear Mr. Ladha:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3: To Authorize an Amendment to our Articles of Incorporation to Effect a Reverse Split of Our Common Stock

Reasons for the Reverse Split, page 8

1.   State the estimated total cost to you to cash out the shareholders who own less than 12 shares and describe your source of funding. Provide the number of record shareholders you have before the reverse split and expect to have after the reverse split.

2.   You indicate that the cash payment will be equal to the average of the high and low trading prices of your common stock over the five trading days immediately prior to the effective date of the charter amendment. Provide an example of your calculation of the amount payable based on recent trading prices.

Proposal 4: To Seek Approval of the Acquisition of a 50% Interest in Surrey Central City Holdings Ltd. and the Issuance of Shares of Our Common Stock in Accordance with the Terms of a Convertible Promissory Note Signed in Conjunction Therewith.

General

3.   Provide the information required by Item 14 of Schedule 14A in regard to the proposed acquisition, particularly Items 14(b)(6), (7), and (11) and (c)(2), or else provide us with your analysis of why such information is not required.

4.   Ensure that you have provided all of the information required by Item 5 of Schedule 14A including all of the direct and indirect interests Mr. Ladha has in the proposed acquisition and the amount of your stock he will beneficially own if Bullion fully converts the promissory note. Specify how much time he will spend working for Overture. Finally explain the business purpose for hiring Mr. Ladha and Overture to develop the property.

5.   State whether the terms of the acquisition were approved by a majority of your independent directors.

6.   State, if true, that you expect Mr. Ladha to vote for the acquisition and specify the amount of stock beneficially owned by him.

Reasons for the Acquisition, page 11

7.   To aid the reader, provide an organizational chart for the ownership of Surrey.

Closing Comments

        As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3503 with any questions.

Sincerely,

David Orlic
Special Counsel

cc: Mary Ann Sapone, Esq. (by facsimile, 310-208-1154)
        D. Levy